EXHIBIT 99.8

Disclosure of Transactions in Own Shares

Paris, August 29, 2019 - In accordance with the authorization given by the ordinary shareholders’ general meeting on May 29, 2019 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from August 22, 2019 to August 28, 2019:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
22.08.2019	171,343	44.4381	7,614,159	XPAR
22.08.2019	14,936	44.4337	663,661	BATE
22.08.2019	64,791	44.4505	2,879,995	CHIX
22.08.2019	18,950	44.4140	841,646	TRQX
23.08.2019	179,968	44.0015	7,918,862	XPAR
23.08.2019	12,377	44.0462	545,160	BATE
23.08.2019	72,890	43.9717	3,205,097	CHIX
23.08.2019	19,688	43.9882	866,040	TRQX
26.08.2019	148,125	43.8360	6,493,213	XPAR
26.08.2019	10,767	43.8154	471,761	BATE
26.08.2019	53,650	43.8212	2,351,007	CHIX
26.08.2019	15,598	43.8353	683,743	TRQX
27.08.2019	142,656	44.0441	6,283,155	XPAR
27.08.2019	11,034	44.0623	486,183	BATE
27.08.2019	56,607	44.0448	2,493,244	CHIX
27.08.2019	16,703	44.0351	735,518	TRQX
28.08.2019	108,321	44.0309	4,769,471	XPAR
28.08.2019	7,064	44.0491	311,163	BATE
28.08.2019	33,753	44.0551	1,486,992	CHIX
28.08.2019	9,807	44.0610	432,106	TRQX
Total	1,169,028	44.0812	51,532,176

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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